UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2016

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Enclosed herewith and incorporated herein by reference are copies of the following items in connection with Celyad SA’s Ordinary Shareholder Meeting to be held on May 9, 2016 at 9:00 A.M. (local time), at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

Exhibit	Description

99.1	Convening Notice for the Ordinary Shareholders’ Meeting

99.2	Statement of Shareholders Rights for the Ordinary Shareholders’ Meeting

99.3	Proxy card for shareholders in connection with the Ordinary Shareholders’ Meeting

99.4	Depositary Notice of Ordinary Shareholders’ Meeting of Celyad SA

99.5	Proxy card for ADS holders in connection with the Ordinary Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: April 8, 2016	By:	/s/ Patrick Jeanmart
Patrick Jeanmart
Chief Financial Officer